Filed by Superconductor Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Conductus, Inc. Commission File No.: 000-19915

SUPERCONDUCTOR TECHNOLOGIES INC. AWARDED GOVERNMENT CONTRACTS
WORTH NEARLY $3-MILLION FOR DEFENSE-RELATED WORK

SANTA BARBARA, Calif., Oct. 31, 2002 — Superconductor Technologies Inc. (Nasdaq: SCON) (“STI”), the global leader in high-temperature superconducting (HTS) products for wireless applications, today announced that it has received two defense-related government contracts from Signal Technology Corporation (Nasdaq: STCO).

The contracts total nearly $3-million and will be fulfilled over the next six to nine months, said Dr. Robert B. Hammond, senior vice president and chief technical officer of STI.

Although the contracts are between STI and Signal, STI will be working closely with the Defense Microelectronics Activity (DMEA), which provides a broad spectrum of microelectronics services to the Department of Defense. Hammond said that this engagement is the first of its kind for STI with Signal Technology, but noted that STI has had a long working relationship with DMEA.

Both contracts are part of programs aimed at using low-cost, ultra-miniaturized electronic sensors, or “micro sensors,” to collect intelligence and surveillance data for military and homeland security purposes. The first contract, valued at $682,000, represents phase one work related to advanced packaging of HTS filter systems. The second contract, valued at $2.3 million, funds continuing work by STI in advanced HTS technology development.

Signal Technology, of Danvers, Mass., is a leader in developing state-of-the-art electronic components and systems for defense, space and commercial wireless communications applications.

“Although commercial work has grown dramatically and replaced government work as the core of our business, we have a long history of working closely with government agencies to help advance the science of superconducting technology for defense-related projects,” Hammond said. “These contracts reinforce our position as a leading provider of superconducting technology to the government.”

“We look forward to working with our carefully selected team to demonstrate the practical deployment of cost-effective microelectronic sensor networks for the first time,” said James DiLorenzo, president of Signal Technology and president and chief operating officer of the company’s Signal Wireless Group.

About Superconductor Technologies Inc.

Superconductor Technologies Inc., headquartered in Santa Barbara, CA, is the global leader in developing, manufacturing, and marketing superconducting products for wireless networks. STI’s SuperLink™ Solutions are proven to increase capacity utilization, lower dropped and blocked calls, extend coverage, and enable higher wireless transmission data rates. SuperFilter®, the company’s flagship product in the SuperLink Rx product line, incorporates patented high-temperature superconductor (HTS) technology to create a cryogenic receiver front-end (CRFE) used by wireless operators to enhance network performance while reducing capital and operating costs.

More than 1,700 SuperFilter Systems have been deployed worldwide, logging in excess of 20 million hours of cumulative operation. In 2002, STI was named one of Deloitte & Touche’s prestigious “Technology Fast 50” companies for the Los Angeles area, a ranking of the 50 fastest-growing technology companies in the area.

Earlier this year, STI announced that it would merge with Conductus, Inc. (NASDAQ: CDTS), combining the talents, technologies and assets of the two pioneers of commercial wireless and government applications of superconducting technology. The merger is expected to close by Dec. 31, 2002. The new entity would retain the STI name.

STI will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on SEC Form S-4 containing a joint STI/Conductus proxy statement and an STI prospectus. The proxy statement will be sent to the stockholders of STI and Conductus seeking their approval of the proposed transaction. We urge investors to read these documents because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC’s website (http://www.sec.gov) after they are filed. These documents may also be obtained free of charge by directing a request to Superconductor Technologies Inc., Chief Financial Officer, 460 Ward Drive, Santa Barbara, CA 93111, telephone (805) 690-4500.

STI, Conductus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of STI and their ownership of STI’s common stock is set forth in the proxy statement for STI’s 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 4, 2002. Information about the directors and executive officers of Conductus and their ownership of Conductus common stock is set forth in the proxy statement for Conductus’ 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 16, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

SuperFilter and SuperLink are trademarks or registered trademarks of Superconductor Technologies Inc. in the United States and in other countries. For information about STI, please visit www.suptech.com.

About Signal Technology Corporation
Signal Technology is a leader in developing state-of-the-art electronic components, sub-systems and system solutions for defense and space applications. The Company manufactures a wide range of RF, microwave and millimeter wave products, power conversion products and power supplies.

These devices are used in military communications networks, and systems related to electronic countermeasures, precision guidance, radar, intelligence, surveillance and reconnaissance. The Company sells its products to defense prime contractors worldwide.

For further information about Signal Technology, please visit the Company’s Web site at www.sigtech.com.

Safe Harbor Statement
The press release contains forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, STI’s views on future commercial revenues, market growth, capital requirements, new product introductions, and are generally identified by phrases such as “thinks,’’ “anticipates,’’ “believes,’’ “estimates,’’ “expects,’’ “intends,’’ “plans,’’ and similar words. Forward-looking statements are inherently subject to uncertainties and other factors, which could cause actual results to differ materially from the forward-looking statements. These factors and uncertainties include: STI’s ability to expand its operations to meet anticipated product demands; the ability of STI’s products to achieve anticipated benefits for its customers; the anticipated growth of STI’s target markets; unanticipated delays in shipments to customers; STI’s ability to achieve profitability; the uncertainties of litigation and the outcome of patent litigation with ISCO International. STI refers interested persons to its most recent Annual Report on Form 10-K and its other SEC filings for a description of additional uncertainties and factors that may affect forward-looking statements. Forward-looking statements are based on information presently available to senior management, and STI has not assumed any duty to update its forward-looking statements.

Contacts:
STI		Investor relations contact:
Michael Williams Director of Marketing mwilliams@suptech.com (805) 690-4500	Bob Silver The Silver Company for STI bob@thesilvercompany.com (206) 624-0388	Lillian Armstrong Lippert/Heilshorn & Associates lillian@lhai-sf.com (415) 433-3777

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